Filed Pursuant to Rule 433

Registration No. 333-248443 March 10, 2022

Supplementing the Preliminary

Prospectus Supplement dated March 10, 2022

(To Prospectus dated August 27, 2020)

MPLX LP

Final Pricing Term Sheet

March 10, 2022

$1,500,000,000 4.950% Senior Notes due 2052

Issuer:	MPLX LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB (stable) / BBB (stable)

Net proceeds (before expenses) to the Issuer:	$1,471,605,000

Trade Date:	March 10, 2022

Settlement Date:	March 14, 2022 (T+2)

Principal Amount:	$1,500,000,000

Maturity Date:	March 14, 2052

Coupon:	4.950%

Price to Public:	98.982% of the principal amount plus accrued interest, if any, from March 14, 2022

Yield to Maturity:	5.016%

Spread to Benchmark Treasury:	+260 bps

Benchmark Treasury:	1.875% due November 15, 2051

Benchmark Treasury Price / Yield:	88-19 / 2.416%

Interest Payment Dates:	March 14 and September 14, commencing September 14, 2022, to holders of record at the close of business on the preceding February 27 and August 30, respectively

Optional Redemption Provisions:

Make-Whole Call:	T+40 bps (at any time before September 14, 2051)

Par Call:	At any time on or after September 14, 2051

CUSIP / ISIN:	55336V BT6 / US55336VBT61

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC TD Securities (USA) LLC

Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:

Truist Securities, Inc.

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

Comerica Securities, Inc.

Siebert Williams Shank & Co., LLC

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., telephone: (toll-free) 800-831-9146; RBC Capital Markets, LLC, telephone: (toll-free) 866-375-6829; or TD Securities (USA) LLC, telephone: (toll-free) 855-495-9846.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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